SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
 1934

August 19, 2011

Commission File Number 001-14978

 SMITH & NEPHEW plc
(Registrant's name)

 15 Adam Street
London, England WC2N 6LA
(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X                Form 40-F
    ---                               ---
[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                        No X
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[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                      No X
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[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

Yes                  No X
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If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Smith & Nephew Plc
(Registrant)

Date: August 19, 2011

By: /s/ Susan Henderson
-----------------
Susan Henderson
Company Secretary

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL REPONSIBILITY AND CONNECTED PERSONS

19 August 2011

SMITH & NEPHEW PLC

We have today been advised by our share plan administrators of an error in the information released on 16 August 2011 relating to the vesting of Michael Frazzette's Award granted under the Smith & Nephew 2004 Performance Share Plan (the "PSP") on 15 August 2008:

The correct information is as follows:-

Name of PDMR	Number of ADSs acquired under vesting (i)	Number of ADSs disposed	Total holding of ADS shares following this notification:
Michael Frazzette	1,577 ADSs	503 ADSs	11,113 ADS (representing 55,565 Ordinary shares

Notes

(i)	As announced on 17 February 2011, 73% of the PSP awards made on 15 August 2008 lapsed following completion of the performance period.

(ii)	The market value of ADSs on 15 August 2011 was US$46.0041 per ADS.

(iii)	One ADS is equivalent to five ordinary shares of US$0.20each.

(iv)	The ADSs were released and sold on 15 August 2011 in New York, USA.

(v)	The percentages of issued share capital acquired, disposed and held following notification are all under 0.01% of the total issued share capital of the Company.

This announcement is made in accordance with the requirements of DTR 3.1.4 R (1)(a)

Gemma Parsons
Deputy Company Secretary
Tel: 020 7401 7646